UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by POINT Biopharma Global Inc., a Delaware corporation (“POINT”) with the Securities and Exchange Commission on October 13, 2023, relating to the tender offer by Yosemite Falls Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock of POINT, par value $0.0001 per share (the “Shares”) at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as may be amended or supplemented from time to time) and the related Letter of Transmittal (as may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT.

Explanatory Note:

As previously disclosed on October 27, 2023, in connection with the Offer and Merger Agreement, three complaints have been filed as individual actions in the United States District Courts. Certain demand letters have also been sent to POINT by purported stockholders making similar allegations. Separately, POINT has received a letter from a purported stockholder seeking, pursuant to Delaware law, to inspect POINT’s books and records in connection with the Transactions. POINT believes that the allegations in such complaints and demand letters are without merit. This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. POINT believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, POINT wishes to make voluntarily certain supplemental disclosures related to the Transactions for the purposes of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text to the below paragraph under the subsection titled “Executive Officer and Director Arrangements Following the Merger” on page 14 as follows:

“As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of POINT’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. In addition, no discussions or negotiations have occurred between POINT’s current directors or executive officers, on the one hand, and representatives of Lilly, Purchaser or their respective affiliates on the other hand, regarding offers of future employment following completion of the Transactions. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with POINT’s management in the future.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding the bold and underlined text to the below paragraph under the subsection titled “Cautionary Note About the Projections” within the section titled “Certain Unaudited Prospective Financial Information of POINT” to the third full paragraph on page 36 as follows:

“The Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by POINT may not be comparable to similarly titled amounts used by other companies. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction like the Merger are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the POINT Board or Centerview. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the Projections were provided to the POINT Board to evaluate the Transactions and other potential strategic opportunities and were provided to Centerview in connection with the rendering of its opinion to the POINT Board and in performing its financial analysis as described under the section entitled “—Opinion of POINT’s Financial Advisor” The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.”

2.

By adding the bold and underlined text and deleting the struck through text to the below paragraph under the subsection titled “Opinion of POINT’s Financial Advisor” within the section titled “Discounted Cash Flow Analysis” to the second paragraph on page 31 as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2023 using discount rates ranging from 12.5% to 14.5% (based on Centerview’s analysis of POINT’s weighted average cost of capital, based on ~~and~~ considerations that Centerview deemed relevant based on its experience and professional judgment, and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of POINT over the period beginning on October 1, 2023 and ending on December 31, 2046, as set forth in the Forecasts, utilized by Centerview at the direction of POINT’s management and as approved by the POINT Board for use by Centerview as set forth in the section captioned “—Certain Unaudited Prospective Financial Information of POINT”, (ii) an implied terminal value of POINT, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 30% year over year with the exception of platform and corporate cash flows increasing 3% year over year in perpetuity, as directed by POINT’s management and (iii) cash flow benefit to POINT from usage of POINT’s estimated net operating losses as provided by POINT’s management and (b) adding to the foregoing results POINT’s estimated cash of $404 million and no debt as of September 30, 2023 and the present value of the estimated cost of a $100 million equity raise in 2026, as set forth in the Forecasts.”

3.

By adding the bold and underlined text and deleting the struck through text to the below paragraph under the subsection titled “Opinion of POINT’s Financial Advisor” within the section titled “Discounted Cash Flow Analysis” to the third paragraph on page 32 as follows:

“Centerview then calculated a range of implied equity values per Share by dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 105.8 million basic Shares outstanding ~~using the treasury stock method~~ and taking into account the dilutive impact under the treasury stock method of (1) approximately 8.6 million outstanding ~~in the money and~~ options with a weighted average exercise price of $6.33 and (2) approximately 0.1 million performance share units outstanding) as of September 28, 2023, as set forth in the Internal Data. The resulting range of implied equity values per Share was $11.15 to $13.80, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

4.

By adding the bold and underlined text to the below paragraph under the subsection titled “Opinion of POINT’s Financial Advisor” within the section titled “Other Factors” to the second bullet point on page 32 as follows:

•

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in ten (10) publicly available Wall Street research analyst reports as of October 2, 2023, which indicated low and high stock price targets for POINT ranging from $11.00 to $27.00 per Share and a median price target of $15 per share.”

5.

By adding the bold and underlined text to the below paragraph under the subsection titled “Opinion of POINT’s Financial Advisor” within the section titled “Other Factors” to the third bullet point on page 32 as follows:

•

“Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected biopharma transactions announced since 2018. Those transactions were selected based on Centerview’s experience and professional judgment. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 69% and a range of premiums of 54% to 107%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 55% to 105% to POINT’s closing stock price on October 2, 2023 (the last trading day before the public announcement of the Transactions) of $6.69, which resulted in an implied price range of approximately $10.35 to $13.70 per Share, rounded to the nearest $0.05.”

6.	By adding the bold and underlined text to the below paragraph under the subsection titled “Certain Unaudited Prospective Financial Information of POINT” to the last paragraph on page 34 as follows:

“The Projections assume estimated cash of $404 million and no debt as of September 30, 2023, a hypothetical $100 million equity raise conducted in 2026 at an illustrative 10% discount and a 5% spread, $0 in federal net operating loss carryforwards as of December 31, 2022 and taxes based on a 24% tax rate. These values and amounts were determined by POINT’s management based on their experience and judgment and their expectations of POINT’s operation as a standalone company. For purposes of calculating the discounted cash flow, and as described further in the section entitled “—Opinion of POINT’s Financial Advisor,” Centerview was instructed by POINT management to calculate the estimated (i) benefit of taxes saved from tax attributes generated as a result of future estimated losses based on a 24% tax rate, which calculation resulted in estimated taxes saved of $5 million, $5 million, $37 million, $29 million and $9 million for fiscal years 2025, 2027, 2028, 2029 and 2030, respectively, and (ii) impact of the cost of a future equity raise of $17 million for fiscal year 2026, assuming a hypothetical $100 million equity raise in 2026, which, in each case, for the avoidance of doubt, is not reflected in the values in the table below. The values in the table below do not take into account the effect of net operating loss usage or the cost of a future equity raise.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2023

POINT Biopharma Global Inc.

By:	/s/ Bill Demers
Name: Bill Demers
Title: Chief Financial Officer